SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

                                                                  (Mark One)

    X           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

       __       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period: N/A

Commission File Number 0-8467

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

WESBANCO, INC. KSOP

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WESBANCO, INC.
1 Bank Plaza
Wheeling, WV 26003

WesBanco, Inc. KSOP

Table of Contents

Signatures...3

Report of Independent Registered Public Accounting Firm………………………………...................................................................................................................5

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007…...........................................................................................................6
Statements of Changes in Net Assets Available for Benefits for the years ended
December 31, 2008 and 2007………………………………………………………...................................................................................................................7
Notes to Financial Statements…………………………………………………………...................................................................................................................8

Supplemental Schedules:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)………………………............................................................................................................19
Schedule H, Line 4j – Schedule of Reportable Transactions…………………………...............................................................................................................20

Exhibit Index ...21

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESBANCO, INC. KSOP

Date: June 25, 2009                                                                                                               /s/ Robert H. Young
Robert H. Young
Executive Vice President and
Chief Financial Officer

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

WesBanco, Inc. KSOP
Years ended December 31, 2008 and 2007
with Report of Independent Registered Public Accounting Firm Thereon

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of the WesBanco, Inc. KSOP

We have audited the accompanying statements of net assets available for benefits of the WesBanco, Inc. KSOP as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2008 and reportable transactions for the year ended December 31, 2008  are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 25, 2009

WesBanco, Inc. KSOP

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments:
Registered investment companies	$25,758,084	$25,127,839
WesBanco common stock	19,010,800	11,556,416
Cash and short-term investments	2,336	21,509
Participant loans	759,657	468,831
Total investments	45,530,877	37,174,595

Contributions receivable – Employees	120,693	164,699
Contributions receivable – Employer	67,122	94,467
Accrued dividends	197,367	159,484
Total assets	45,916,059	37,593,245

Liabilities
Accrued liabilities	79	79
Net assets available for benefits	$45,915,980	$37,593,166

See accompanying notes

WesBanco, Inc. KSOP
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2008	2007
Additions
Investment income:
Interest and dividends	$1,948,524	$2,319,757
Total investment income	1,948,524	2,319,757

Contributions:
Employer	1,602,298	1,325,159
Employee	3,085,994	2,410,711
Total contributions	4,688,292	3,735,870
Total additions	6,636,816	6,055,627

Deductions
Distributions to participants	5,884,761	3,673,221
Net depreciation in fair value of investments	6,096,082	7,069,840
Other expense	6,146	450
Total deductions	11,986,989	10,743,511

Net transfers from other plans	13,672,987	-

Net increase (decrease)	8,322,814	(4,687,884)

Net assets available for benefits:
Beginning of year	37,593,166	42,281,050
End of year	$45,915,980	$37,593,166

See accompanying notes

WesBanco, Inc. KSOP

Notes to Financial Statements

December 31, 2008 and 2007

1. Plan Description

WesBanco, Inc. (“WesBanco” or “the Company”) is a bank holding company offering a wide range of financial services, including customary banking services, trust and investment management, insurance and brokerage services, through offices located in West Virginia, southern and central Ohio, and western Pennsylvania.

The following brief description of the WesBanco, Inc. KSOP (“Plan”) is provided for general information purposes only. Participants should refer to the Plan Agreement and Summary Plan Description for more complete information. The Plan is administered by a committee comprised of employees and directors appointed by the Board of Directors of WesBanco. The plan includes an employee stock ownership plan (“ESOP”), and a contributory 401(k) profit sharing plan. PNC Bank, N.A. (“PNC”) is the trustee and record keeper of the KSOP Plan. Trustee fees may be paid by the Plan or the Plan Sponsor, WesBanco, at the discretion of the Plan Sponsor.

Employee Stock Ownership Plan

Employer contributions to the ESOP are made in an amount determined by the Board of Directors. For any year in which the ESOP has a loan outstanding, the contribution may be no less than is needed to pay the required principal and interest on the loan for that year, net of dividends received on unallocated common stock. The ESOP makes contributions to the participants who complete 1,000 hours of service during the plan year and who are actively employed on December 31. Contributions and forfeitures are allocated to participants in proportion to each participant’s compensation, but cannot exceed the lesser of $45,000 or 100% of such participant’s compensation during the plan year.

Participants’ interests in the ESOP are fully vested after five years of service. Distributions to participants who have left employment of the Company or their beneficiaries may be paid in either cash or stock in a lump-sum or installments over a period that the participant selects, within certain Plan restrictions. Generally, terminations of employment for reasons other than death, normal retirement, or permanent disability prior to completion of five years of service result in forfeiture. Forfeitures of terminated non-vested account balances at December 31, 2008 and 2007, totaled $55,797 and $17,921, respectively.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

1. Plan Description (continued)

401(k)

The 401(k) provides for salary deferral and matching employer contributions. An employee who has completed 60 days of service after attaining 21 years of age shall become a participant of the 401(k) the first day of each calendar month. Eligible employees can invest the employee deferral, employer matching, and employee rollover contribution among funds that are made available by the Plan Administrator. A participant’s interest is 100% vested in the employee deferral, employer matching, and rollover accounts. Hardship distributions can be made from a participant’s employee deferral account with approval by the Plan Administrator, if specific criteria are met.

Employer matching contributions may be paid to the Plan in cash or shares of WesBanco common stock, as determined by the Board. For the years ended December 31, 2008 and 2007, the matching contributions are equal to 100% of the first 3% of compensation deferred and 50% of the next 2% of compensation deferred. The amount of the contribution was not greater than the amount permitted by federal law. Participants may redirect any employer matching contributions made in common stock into other registered investment funds

Effective in January 2007, the Plan replaced the WesMark Small Company Growth Fund and the WesMark Balanced Fund with the Fidelity Advisor Small Cap Fund and the American Balanced Fund. The Plan was amended to allow participants an option to reinvest dividends from WesBanco Common Stock or opt to receive the dividends as cash payments and also amended to add a loan feature. A participant may borrow from the Plan subject to certain restrictions.

On November 30, 2007, WesBanco completed the acquisition of Oak Hill Financial, Inc. (“Oak Hill”). As a result of the acquisition, the Oak Hill Financial, Inc. 401(k) and Profit Sharing Plan (“the Oak Hill Plan”) was closed to new contributions, and based on eligibility dates, all new Oak Hill participants were automatically enrolled in the WesBanco KSOP Plan. Effective May 1, 2008, the Oak Hill Plan was merged with and into the WesBanco KSOP Plan. The Oak Hill Plan had assets totaling $13.7 million as of the date of transfer.

2. Summary of Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis, except for distributions to participants that are recorded when paid. Purchases and sales of securities are accounted for as of the trade date. Interest and dividend income is recorded as earned.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments

The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Plan Termination

Although it has not expressed any intent to do so, WesBanco has the right to amend or terminate the Plan at any time. In the event that the Plan is completely or partially terminated or WesBanco determines it will permanently discontinue making contributions to the Plan, all property then credited to the participants’ accounts will immediately become fully vested and non-forfeitable. The Trustee will be directed to either continue to hold the property in the participants’ accounts in accordance with the provisions of the Plan, or distribute to such participants all property allocated to their accounts.

Newly Adopted Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurement” (FAS 157), which establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosure about fair value measurements.  FAS 157 is effective for financial statements issued with fiscal years beginning after November 15, 2007.  In February 2008, the FASB issued Staff Position No. 157-2 (FSP FAS 157-2), which provides for a one-year deferral of the effective date of FAS 157 for certain nonfinancial assets and liabilities, except those that are recognized or disclosed in the financial statements at fair value on a recurring basis.  For nonfinancial assets and nonfinancial liabilities subject to the deferral, the effective date of FAS 157 is postponed to fiscal years beginning after November 15, 2008 and to interim periods within those fiscal years.  The adoption of FAS 157 did not have a material impact on the Plan’s financial statements.  The Company is assessing the impact that the adoption of FSP FAS 157-2 will have on the Plan’s financial statements.  The disclosure provisions are provided in Note 6 - Fair Value Measurement.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159).  The fair value option established by FAS 159 permits entities to choose to measure eligible items at fair value at specified election dates.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date.  FAS 159 was effective January 1, 2008.  The adoption of FAS 159 had no impact on the financial statements.

3. Transactions with Parties in Interest

Legal, accounting, and other administrative fees are paid at the discretion of the Plan Sponsor by the Plan or Plan Sponsor. The Bank provides investment advisory services for the WesMark funds. The plan is administered by the Plan Sponsor.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated May 15, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

In accordance with Sections 401 and 403(a) of the Code, WesBanco filed a Cycle C submission to the IRS on January 31, 2009 requesting an updated determination letter for the Plan.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

5. Investments

For the years ended December 31, 2008 and 2007, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value, as determined by quoted market prices, as follows:

	2008			2007
			Net			Net
			Appreciation			Appreciation
	Fair Value		(Depreciation)	Fair Value		(Depreciation)
Investments, at fair value as determined by quoted market price
Participant-directed investments:
BlackRock Money Market	$ 8		$ 53,202	$ 2,520,068	*	$ 116,519
BlackRock Money Market Service	5,130,226	*	42,490	-		-
WesMark Small Company Fund	71,701		(33,826)	-		12,601
WesMark Bond Fund	1,103,600		18,097	955,109		15,141
WesMark Growth Fund	2,794,812	*	(1,509,270)	4,089,611	*	44,511
WesMark Balanced Fund	-		-	-		757
Federated Max-Cap Fund	1,192,641		(1,103,941)	1,369,459		(119,956)
AIM Funds Group Basic Value Class A	865,467		(1,092,966)	1,905,905	*	(257,211)
Fidelity Advisor Small Cap	-		(96,006)	1,834,423		149,007
Fidelity Advisor Small Cap A	1,427,907		(484,121)	-		-
American Bond Fund of America R3	39		(73,758)	703,657		(14,115)
American Bond Fund of America R4	1,083,206		(155,299)	-		-
BlackRock GNMA Class A	-		(2,122)	95,162		1,825
BlackRock GNMA Service	236,117		8,163	-		-
Federated Total Return Government Bond	970,781		51,081	651,631		17,010
American Balanced R3	-		(224,501)	1,615,961		12,828
American Balanced R4	2,384,118		(678,976)	-		-
American Growth Funds of America R3	-		(237,529)	1,819,149		24,521
American Growth Funds of America R4	1,820,661		(875,692)	-		-
American Small Cap World R3	-		(130,923)	698,445		10,476
American Small Cap World R4	363,260		(232,660)	-		-
Royce Low Price Stock	734,724		(414,498)	652,109		(72,772)
American EuroPacific Growth R3	-		(450,978)	2,398,250	*	158,957
American EuroPacific Growth R4	1,917,879		(995,716)	-		-
T. Rowe Price Growth Stock Fund R	-		(183,565)	1,610,823		105,570
T. Rowe Price Growth Stock Fund Adv.	892,739		(509,515)	-		-
Third Avenue Value Fund	745,546		(614,838)	646,931		2,727
T. Rowe Price Target Retirement 2010 Fund	-		(25,500)	354,518		2,907
T. Rowe Price Target Retirement 2010 Fund Adv.	387,152		(117,998)	-		-
T. Rowe Price Target Retirement 2020 Fund	-		(43,101)	482,006		(7,768)
T. Rowe Price Target Retirement 2020 Fund Adv.	440,451		(186,411)	-		-
T. Rowe Price Target Retirement 2030 Fund	-		(26,489)	200,843		142
T. Rowe Price Target Retirement 2030 Fund Adv.	250,902		(121,183)	-		-
T. Rowe Price Target Retirement 2040 Fund	-		(8,701)	63,467		(459)
T. Rowe Price Target Retirement 2040 Fund Adv.	104,720		(42,173)	-		-
T. Rowe Price Target Retirement 2050 Fund	-		(521)	48		(3)
T. Rowe Price Target Retirement 2050 Fund Adv.	48,218		(12,103)	-		-
Davis NY Venture Fund R	-		(165,082)	460,264		14,438
Davis NY Venture Fund Adv.	791,209		(369,151)	-		-
WesBanco Common Stock	15,389,612	*	4,070,074	5,920,667	*	(3,750,320)
Participant loans	759,657		245	468,831		217
Total participant directed	41,907,353		(6,975,761)	31,517,337		(3,532,450)

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

5. Investments (continued)

	2008			2007
			Net			Net
			Appreciation			Appreciation
	Fair Value		(Depreciation)	Fair Value		(Depreciation)
Investments, at fair value as determined by quoted market price

Non-participant-directed investments:
WesBanco Common Stock	3,621,188	*	879,679	5,635,749	*	(3,537,390)
Cash	1,277		-	20,439		-
WesBanco Stock Liquidity Fund	1,059		-	1,070		-
Total non-participant directed	3,623,524		879,679	5,657,258		(3,537,390)
Total investments	$45,530,877		($6,096,082)	$37,174,595		($7,069,840)

* The fair value of these individual investments represents 5% or more of the Plan’s net assets.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

5. Investments (continued)

Non-participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

	WesBanco	WesBanco
	Stock Liquidity	Common Stock
	Fund	Equity Fund	Total
2008
Investments, at fair value:
WesBanco common stock	$ -	$ 3,621,188	$ 3,621,188
Cash and short-term investments	1,059	1,277	2,336
Total investments	1,059	3,622,465	3,623,524
Accrued dividends	197,367		197,367
Total assets	198,426	3,622,465	3,820,891

Net assets available for benefits	$ 198,426	$ 3,622,465	$ 3,820,891

	WesBanco	WesBanco
	Stock Liquidity	Common Stock
	Fund	Equity Fund	Total
2007
Investments, at fair value:
WesBanco common stock	$ -	$ 5,635,749	$ 5,635,749
Cash and short-term investments	1,070	20,439	21,509
Total investments	1,070	5,656,188	5,657,258
Accrued dividends	159,484	-	159,484
Total assets	160,554	5,656,188	5,816,742

Net assets available for benefits	$ 160,554	$ 5,656,188	$ 5,816,742

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

5. Investments (continued)

	WesBanco	WesBanco
	Stock Liquidity	Common Stock
	Fund	Equity Fund	Total
Net assets available for benefits at
January 1, 2007	$ 152,572	$ 14,616,265	$ 14,768,837
Additions:
Interest and dividends	625,173	-	625,173
Net appreciation (depreciation)	-	(3,537,390)	(3,537,390)
Contributions	227,909	-	227,909

Deductions:
Distributions	(8,288)	(1,406,188)	(1,414,486)
Other expense	-	(608)	(608)
Net transfers	(836,802)	(4,015,891)	(4,852,693)

Net assets available for benefits at
December 31, 2007	160,554	5,656,188	5,816,742
Additions:
Interest and dividends	749,083	-	749,083
Net appreciation (depreciation)	-	879,679	879,679
Contributions	393,945	-	393,945

Deductions:
Distributions	(11,606)	(542,933)	(554,539)
Other expense	-	(1,836)	(1,836)
Net transfers	(1,093,550)	(2,368,633)	(3,462,183)
Net assets available for benefit at
December 31, 2008	$ 198,426	$ 3,622,465	$ 3,820,891

6. Fair Value Measurement

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lower priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1 - Valuations are based on unadjusted quoted prices in an active market for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Valuations are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

6. Fair Value Measurement (continued)

Level 3 - Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008 and 2007.

Registered Investment Companies and Equity Securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Participant Loans:  Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Registered investment companies and
equity securities	$44,768,884	$ -	$ -	$44,768,884
Cash and short-term investments	2,336	-	-	2,336
Participant loans	-	-	759,657	759,657
Total assets at fair value	$44,771,220	$ -	$759,657	$45,530,877

WesBanco, Inc. KSOP

Notes to Financial Statements (continued)

6. Fair Value Measurement (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets for the Year Ended December 31, 2008
Participant Loans

Balance, beginning of year	$ 468,831
Realized gains (losses)	-
Unrealized gains (losses)	-
Purchases, sales, issuances, transfers and settlements, net	290,826
Balance, end of year	$ 759,657

Supplemental Schedules

WesBanco, Inc. KSOP
EIN #55-0571723                  Plan #002
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2008
Identity of
Issue, Borrower
Lessor, or			Current
Similar Party	Description of Investment	Cost	Value

	Short-term Investments
1,059 shares	WesBanco Stock Liquidity Fund*		$ 1,059
1,277 shares	Cash		1,277
	Total Short-term Investments		$ 2,336

	Registered Investment Companies
110,140 shares	Wesmark Bond Fund*		1,103,600
311,226 shares	WesMark Growth Fund*		2,794,812
10,980 shares	WesMark Small Company G*		71,701
117,155 shares	Federated Max-Cap Fund		1,192,641
65,566 shares	AIM Funds Group Basic Value Class A		865,467
46,691 shares	T-Rowe Price Growth Stock		892,739
82,825 shares	Fidelity Advisor Small Cap A		1,427,907
4 shares	American Bond Fund of America R3		39
100,857 shares	American Bond Fund of America R4		1,083,206
23,494 shares	BlackRock GNMA Service		236,117
83,616 shares	Federated Total Return Government Bond		970,781
173,390 shares	American Balanced R4		2,384,118
89,599 shares	American Growth Funds of America R4		1,820,661
17,668 shares	American Small Cap World R4		363,260
80,210 shares	Royce Low Price Stock		734,724
69,589 shares	American EuroPacific Growth R4		1,917,879
4,399,473 shares	PNC Money Market Service Unit		5,130,226
5 shares	PNC Money Market Service		8
22,689 shares	Third Avenue Value Fund		745,546
34,660 shares	T-Rowe Price Target Retirement 2010 Fund		387,152
39,788 shares	T-Rowe Price Target Retirement 2020 Fund		440,451
22,604 shares	T-Rowe Price Target Retirement 2030 Fund		250,902
9,494 shares	T-Rowe Price Target Retirement 2040 Fund		104,720
7,802 shares	T-Rowe Price Target Retirement 2050 Fund		48,218
33,497 shares	Davis NY Venture Fund		791,209
	Total Registered Investment Companies		$ 25,758,084

	Equity Securities
698,670 shares	WesBanco Common Stock*	$ 13,600,096	$ 19,010,800

	Participant Loans
	Loan Account* (interest rates range from 5.00% to
	8.75% and have maturities through December 2012)		$ 759,657

*Party-in-interest

WesBanco, Inc. KSOP
EIN #55-0571723                  Plan #002
Schedule H, Line 4j – Schedule of Reportable Transactions

For the Year Ended December 31, 2008

					Current
					Value of
					Asset on
Identity of		Purchase	Selling	Cost of	Transaction	Net Gain /
Party Involved	Description of Assets	Price	Price	Asset	Date	(Loss)

Category (i) – Single transactions in excess of 5% of plan assets

American Balanced R3		$ -	$ 3,184,848	$ 3,361,611	$ 3,184,848	$ (176,763)
American EuroPacific Growth R3		-	2,779,018	2,832,636	2,779,018	(53,618)
American Growth Fund of America R3		-	2,506,783	2,627,988	2,506,783	(121,205)
BlackRock Money Market		-	3,959,710	3,737,223	3,959,710	222,487
American Balanced R4		3,184,848	-	3,184,848	3,184,848	-
American EuroPacific Growth R4		2,779,018	-	2,779,018	2,779,018	-
American Growth Fund of America R4		2,506,783	-	2,506,783	2,506,783	-
BlackRock Money Market Service		3,959,710	-	3,959,710	3,959,710	-

Category (iii) – Series of transactions in excess of 5% of plan assets

BlackRock Money Market		2,451,449	-	2,451,449	2,451,449	-
American Balanced R3		2,177,301	-	2,177,301	2,177,301	-
WesBanco, Inc. Common Equity		6,548,666	-	6,548,666	6,548,666	-
WesBanco Stock Liquidity Fund		1,926,679	-	1,926,679	1,926,679	-
BlackRock Money Market Service		6,529,491	-	6,529,491	6,529,491	-
American Balanced R4		3,493,642	-	3,493,642	3,493,642	-
American Growth Fund of America R4		2,913,681	-	2,913,681	2,913,681	-
Fidelity Advisor Small Cap Class A		2,021,632	-	2,021,632	2,021,632	-
American EuroPacific Growth R4		3,167,285	-	3,167,285	3,167,285	-
BlackRock Money Market		-	5,024,711	4,775,417	5,024,711	249,294
American Balanced R3		-	3,568,761	3,761,278	3,568,761	(192,517)
American Growth Fund of America R3		-	3,007,825	3,137,353	3,007,825	(129,528)
WesBanco, Inc. Common Equity		-	3,605,258	3,126,780	3,605,258	478,478
WesBanco Stock Liquidity Fund		-	1,926,690	1,929,690	1,926,690	-
Fidelity Advisor Small Cap		-	1,950,928	1,941,194	1,950,928	9,734
American EuroPacific Growth R3		-	3,306,581	3,368,959	3,306,581	(62,378)

There were no Category II or IV reportable transactions for the year ended December 31, 2008.

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm